November 7, 2024

Matthew Giljum
Chief Financial Officer
Arch Resources, Inc
1 City Place Drive
Suite 300
St. Louis, Missouri 63141

       Re: Arch Resources, Inc
           Form 10-K for the Fiscal year Ended December 31, 2023
           Filed February 15, 2024
           File No. 001-13105
Dear Matthew Giljum:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Charlie Carpenter